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                                                                       EXHIBIT 7

                           [Furon Company letterhead]

                                                              September 24, 1999

To Our Shareholders:

   I am pleased to inform you that Furon Company (the "Company") has entered into an Agreement and Plan of Merger dated as of September 18, 1999 (the "Merger Agreement") providing for the acquisition of the Company by FCY Acquisition Corporation, a California corporation ("Purchaser"), and a wholly-owned indirect subsidiary of Norton Company, a Massachusetts corporation ("Parent"), which is a wholly-owned indirect subsidiary of Compagnie de Saint-Gobain, a French corporation. Pursuant to the Merger Agreement, Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock, without par value, including the associated preferred stock purchase rights, at a cash price of $25.50 per share. Following consummation of the Offer and subject to certain conditions, the Company and Purchaser will merge (the "Merger"), and the Company will continue as the surviving corporation and become a wholly-owned indirect subsidiary of Parent. The Merger Agreement provides that each share of the Company's Common Stock not acquired in the Offer will be converted into the right to receive $25.50 (or any higher price paid for each share of Common Stock in the Offer) in cash in the Merger. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on October 22, 1999.

   Your Board of Directors has unanimously approved the Offer and the Merger and determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company, and unanimously recommends that shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

   In a separate agreement, I have agreed with Purchaser to tender my shares into the Offer and otherwise to support the Merger.

   Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering shares, are enclosed with this letter. These documents set forth in detail the terms and conditions of the Offer and the Merger and provide instructions on how to tender shares. I urge you to read the enclosed materials carefully.

   Also enclosed is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation") filed with the Securities and Exchange Commission, which includes information regarding the factors considered by your Board in its deliberations, and certain other information regarding the Offer and the Merger. Included as Schedule II to the Recommendation is a copy of the written opinion dated September 17, 1999 of Lehman Brothers, the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be offered to holders of the Company's Common Stock in the Offer and the Merger is fair to such holders from a financial point of view.

   On behalf of your Board of Directors, I thank you for your continued support.

                                          On behalf of the Board of Directors,

                                          J. Michael Hagan
                                          Chairman of the Board, Chief
                                          Executive Officer and President